UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated March 6, 2013: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: March 7, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2012

March 6, 2013, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights

➢

For the fourth quarter of 2012, the Company reported a net loss of $71.0 million, or $0.54 basic and diluted loss per share.

Included in the fourth quarter of 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $43.9 million, or $0.33 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $27.1 million, or $0.21 per share.

➢

The Company reported Adjusted EBITDA of $75.4 million for the fourth quarter of 2012, as compared to $128.8 million for the fourth quarter of 2011.(1)

Year Ended December 31, 2012 Financial Highlights

➢

For the year ended 2012, the Company reported a net loss of $132.3 million, or $1.00 basic and diluted loss per share.

Included in the year ended 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $65.5 million, or $0.50 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $66.8 million, or $0.50 per share.

➢

The Company reported Adjusted EBITDA of $354.4 million for the year ended 2012, as compared to $387.9 million for the year ended 2011.(1)

________________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Recent Events

-

On March 3, 2013, our customer European Hydrocarbons Limited, or European Hydrocarbons, unilaterally cancelled our drilling contract in West Africa for the Eirik Raude. Under the terms of the contract, European Hydrocarbons will have to reimburse the Company with an early termination payment of approximately $13 million plus accrued work performed to date.

-

On February 28, 2013, the Company signed definitive documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the newbuilding drillships Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, scheduled for delivery in July 2013, October 2013 and November 2013, respectively. The facility has a five-year term and a repayment profile of approximately 11 years and bears interest at LIBOR plus a margin.

-

On February 14, 2013 the Company received a Letter of Award (LOA) from a major oil company for a three-year drilling contract offshore West Africa with an estimated backlog of approximately $680 million, including mobilization for the Ocean Rig Apollo, our newbuilding drillships schedule for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. The customer has the option to extend the contract for four periods of six months each, with the first option exercisable not less than one year before the estimated completion date. The Company has the option to elect the Ocean Rig Apollo or similar vessel, to drill under this contract. The LOA is subject to definitive documentation and customary approvals.

-

On February 1, 2013, the Company entered into a firm four-well program plus options, with Lukoil Overseas Sierra-Leone B.V., or Lukoil, for the Eirik Raude for drilling offshore West Africa. The contract has estimated duration of about 12 months and an estimated backlog of approximately $217 million, including mobilization and demobilization fees. This contract is scheduled to commence in the second half of 2013, following the completion of the drilling contract with ExxonMobil discussed below.

-

On January 9, 2013, the Company entered into a drilling contract with ExxonMobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for a one-well program for the Eirik Raude for drilling offshore Ireland. The contract has an estimated duration of up to six months and an estimated backlog of approximately $112 million, including mobilization and demobilization fees. The contract commenced on March 3, 2013, in direct continuation of the cancelled contract with European Hydrocarbons.

George Economou, Chairman and Chief Executive Officer of the Company commented:

"During the fourth quarter of 2012, our drilling units operated at acceptable levels of efficiency but our results were adversely impacted by the scheduled drydock of the Eirik Raude which was completed in the fourth quarter of 2012. All-in-all, in 2012 we experienced various delays mobilizing to drilling locations and acceptance testing took longer than projected for our long-term contracts in Brazil. In addition, we had several short term contracts that resulted in more frequent mobilization and certain of our rigs travelled long distances between drilling locations. Despite the mobilization delays and the Eirik Raude’s 10 year class survey, we achieved an 89% utilization rate over available drilling days fleet wide and a 91% utilization rate over available drilling days for our four operating drillships.

“Currently, the vast majority of our drilling units are either drilling under, or soon scheduled to commence long-term contracts. Following the completion of certain upgrades to the Leiv Eiriksson in early 2013, we expect all six of our drilling units to be operating efficiently in their respective locations throughout the remainder of 2013. In addition, in 2014 we will enjoy the additional revenue contribution from our three newbuilding drillships scheduled to be delivered in 2013.

“We have recently received a letter of award for a three-year contract to drill offshore West Africa for the Ocean Rig Apollo or a similar drillship. Assuming this contract materializes, our total backlog will reach approximately $5.1 billion over three years and will provide Ocean Rig with substantial cash flow visibility and growth.

“On the financing front, we are pleased to have signed definitive documentation for a $1.35 billion credit facility to fund the installments and other expenses due on delivery of our three 2013 newbuildings. The lending syndicate is impressive and consists of DNB Bank, Nordea Bank, Eksportkredit/GIEK, Import-Export Bank of Korea, SEB, Swedbank, ABN AMRO and DVB Bank. We are proud that such institutions continue to place their faith in our Company. We are also seeing early interest from commercial lenders to finance our fourth newbuilding drillship to be delivered in the first quarter of 2015.

“Given strong industry fundamentals, we expect to further increase our already substantial backlog by entering into contracts for our remaining units. We are focused on maintaining the highest level of operating efficiency and containing our costs within the industry’s challenging operating environment."

Financial Review: 2012 Fourth Quarter

The Company recorded a net loss of $71.0 million, or $0.54 basic and diluted loss per share, for the three-month period ended December 31, 2012, as compared to a net income of $36.5 million, or $0.28 basic and diluted earnings per share, for the three-month period ended December 31, 2011. Adjusted EBITDA was $75.4 million for the fourth quarter of 2012, as compared to $128.8 million for the same period in 2011. (1)

Revenues from drilling contracts decreased by $7.9 million to $229.8 million for the three-month period ended December 31, 2012, as compared to $237.7 million for the same period in 2011.

Rig operating expenses and total depreciation and amortization increased to $173.1 million and $56.5 million, respectively, for the three-month period ended December 31, 2012, from $93.1 million and $54.5 million, respectively, for the three-month period ended December 31, 2011. Total general and administrative expenses increased to $23.5 million in the third quarter of 2012 from $15.1 million during the comparative period in 2011.

____________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of March 4, 2013:

Drilling Rigs / Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m)
Leiv Eiriksson	2001	Q1 – 16	Norway	$627
Eirik Raude	2002	Q3 – 13	Ireland	$112
Eirik Raude	2002	Q4 – 14	Sierra Leone, Ghana, Ivory Coast	$217
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$357
Ocean Rig Olympia	2011	Q3 – 15	Ivory Coast, Gabon, Angola	$517
Ocean Rig Poseidon	2011	Q1 – 13	Africa	$22
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$781
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$330
Newbuildings
Ocean Rig Mylos	2013	Q3 – 16	Brazil	$680
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1 – 17	Angola	$750
Ocean Rig Apollo	2015	Q1 – 18	West Africa	$680 (1)
Total				$5,073

(1)

LOA is subject to definitive documentation.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012

REVENUES:
Revenues from drilling contracts	$237,658	$229,751	$699,649	$941,903

EXPENSES:
Drilling rig operating expenses	93,056	173,092	281,833	563,583
Depreciation and amortization	54,529	56,454	162,532	224,479
General and administrative expenses and other	15,148	23,528	47,472	83,780
Legal settlements and other	-	-	-	4,524

Operating income/(loss)	74,925	(23,323)	207,812	65,537

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(28,571)	(29,826)	(53,942)	(115,874)
Gain/(loss) on interest rate swaps	703	(4,860)	(33,455)	(36,974)
Other, net	(683)	(1,650)	2,311	(1,068)
Income taxes	(9,872)	(11,354)	(27,428)	(43,957)
Total other expenses	(38,423)	(47,690)	(112,514)	(197,873)

Net income/ (loss)	$36,502	$(71,013)	$95,298	$(132,336)

Earnings/ (loss) per common share, basic and diluted	$0.28	$(0.54)	$0.72	$(1.00)
Weighted average number of shares, basic and diluted	131,696,928	131,696,955	131,696,928	131,696,935

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	December 31, 2012

ASSETS
Cash and restricted cash (current and non-current)	$432,978	$510,061
Other current assets	188,471	242,447
Advances for drillships under construction	754,925	992,825
Drilling rigs, drillships, machinery and equipment, net	4,538,838	4,399,462
Other non-current assets	100,143	80,319
Total assets	6,015,355	6,225,114

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,735,765	2,853,410
Total other liabilities	281,134	463,189
Total stockholders’ equity	2,998,456	2,908,515
Total liabilities and stockholders’ equity	$6,015,355	$6,225,114

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, gains or losses on interest rate swaps and class survey costs. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Net income/(loss)	$36,502	(71,013)	95,298	$(132,336)

Add: Net interest expense	28,571	29,826	53,942	115,874
Add: Depreciation and amortization	54,529	56,454	162,532	224,479
Add: Income taxes	9,872	11,354	27,428	43,957
Add: (Gain)/loss on interest rate swaps	(703)	4,860	33,455	36,974
Add: Class survey costs	-	43,912	15,258	65,491
Adjusted EBITDA	$128,771	75,393	387,913	$354,439

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently on drydock at Westcon, a Norwegian shipyard to complete scheduled equipment and winterization upgrades related to the Rig Management. It will then undergo acceptance testing at the drilling location in Norway and is expected to commence drilling operations under the contract that will last for three years on or before April 15, 2013. The Company expects to receive in total approximately $83 million for mobilization and equipment upgrades. We currently estimate total equipment upgrade and drydock costs to be approximately $80 million. All such revenues received and the majority of operating expenses, incurred during this period, will be capitalized and amortized through the duration of the Rig Management contract, while upgrade costs will be capitalized and depreciated over the life of the equipment.

Eirik Raude

The Eirik Raude completed its scheduled 10-year class survey at the end of December 2012. During the class survey works and drydock, the unit was earning zero revenue and operating expenses were accounted for on an “as incurred” basis. The drydock- and class survey-related expenses were approximately $65 million and were accounted for on an “as incurred” basis.  Following the completion of the scheduled 10-year class survey, the Eirik Raude mobilized to Liberia and commenced drilling operations under the drilling contract with European Hydrocarbons. During the initial phase of the drilling contract in January 2013, testing revealed that the blow out preventer, or BOP bonnets were defective and not performing up to specifications. The equipment replacement took 21 days during which time the unit was earning zero revenue and operating expenses were accounted for on an “as incurred” basis.  The unit then drilled for 27 days completing the first well of the two well contract. On March 3, 2013, European Hydrocarbons unilaterally cancelled the contract. Under the terms of the contract, European Hydrocarbons will have to reimburse the Company with an early termination payment of approximately $13 million plus accrued work performed to date. The Eirik Raude commenced a drilling contract with ExxonMobil following the termination of the European Hydrocarbons contract in March 2013. Following the completion of the ExxonMobil contract, the Eirik Raude is scheduled to commence its mobilization from Ireland to offshore West Africa to commence a one-year contract with Lukoil in the third quarter of 2013.

Summary Financials of Drill Rig Holdings Inc.:

	Year Ended	Year Ended
	December 31, 2011	December 31, 2012
(Dollars in thousands)
Total revenue………………………………	$ 333,889	$313,479
Adjusted EBITDA..……………………….	253,331	99,651
Total assets…………………………………	1,342,648	1,271,829
Total debt, net of financing fees………..	(519,731)	(781,001)
Shareholders equity………………………	(730,198)	(337,086)
Total cash and cash equivalents……….…	$ 41,669	$62,429

Adjusted EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Net income/ (loss)	$33,158	(75,962)	132,904	$ (75,875)
Add: Net interest expense	8,768	6,885	25,551	30,451
Add: Depreciation and amortization	18,993	18,117	75,212	73,322
Add: Income taxes	856	17	4,406	6,262
Add: Class survey costs	-	43,912	15,258	65,491
Adjusted EBITDA	$61,775	(7,031)	253,331	$ 99,651

Conference Call and Webcast: March 7, 2013

As announced, the Company’s management team will host a conference call, on Thursday, March 7, 2013 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until March 14, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013 and 1 during 2015.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com